

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

August 27, 2009

Mr. Lindsay A. Hall
Chief Financial Officer
Goldcorp Inc.
666 Burrard Street, Suite 3400
Vancouver, BC V6C 2X8

> **Re:** **Goldcorp Inc.**
> **Form 40-F for the Fiscal Year Ended December 31, 2008**
> **Filed March 16, 2009**
> **Response Letter Dated June 23, 2009**
> **File No. 001-12970**

Dear Mr. Hall:

We have reviewed your response letter and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 40-F for the Fiscal Year Ended December 31, 2008

Exhibit 99.3

(b) Disposition of Silver Wheaton Shares, page 21

1. We have considered your response to our prior comment number five. Please address each of the following, in detail, with respect to both US and Canadian GAAP:

    *   Clarify whether or not your performance under the silver arrangements, which were entered into with your wholly owned subsidiaries at the date you sold the Silver Wheaton equity, impacts the equity sale arrangement or is otherwise related to it;

    *   Explain why you believe the pricing provisions in the silver arrangements do not contain an embedded derivative;

- Explain in greater detail why the amounts that you deferred have been netted against property rather than reported gross.

We may have further comment.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jennifer O'Brien at (202) 551-3721, or Jill S. Davis at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief